Exhibit 99.1

Navigator Gas Announces Order for Two New 48,500 Cubic Meter Capacity Liquefied

Ethylene Gas Carriers

LONDON, August 23, 2024 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces that today, it entered into contracts (the “Contracts”) to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers (the “Newbuild Vessels”) with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., (together, the “Sellers”) in China.

The Newbuild Vessels are scheduled to be delivered to the Company in March 2027 and July 2027 respectively, at an average price of $102.9 million per vessel. The Newbuild Vessels will be able to carry a wide variety of gas products, ranging from the most complex petrochemical gases, such as ethylene and ethane, to LPG and clean ammonia. The Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the near future. Additionally, the Newbuild Vessels will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility.

The Company has also agreed an option with the Sellers for an additional two newbuilding vessels of the same specification and price as the Newbuild Vessels, with expected delivery to the Company in November 2027 and January 2028, respectively, if the option is exercised.

Mads Peter Zacho, CEO, commented:

“Building these vessels strengthens the link between our ethylene export terminal at Morgan’s Point and our global customers. They enable us to maintain a safe, efficient, and reliable ethylene transportation capability that is both competitive and future-ready, using assets adapted to the low carbon fuel landscape”.

The Company does not intend to issue any new capital but plans to finance the Newbuild Vessels with a combination of cash on hand and new debt. These investments are expected to be accretive to the Company’s earnings. Neither of the Newbuild Vessels is currently chartered, but the Company intends to fix charters prior to their delivery, although there is no assurance that they will be so chartered.

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com
and randy.giveans@navigatorgas.com
Address:	333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002
Tel: +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email:	navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: General